OneGlobe Citizen

www.OneGlobeCitizen.com

“Travel Like a Local”

- OneGlobe Citizen

the problem

Lack of Authentic Local Experiences







twitter
g+
flickr
YAHOO!
my
YouTube
facebook


22 Average number of travel sites visited by the average traveller before booking.
40% of travellers use social networking to share experiences.
percentage of travellers who use smart phones to book trips.
16%
Only 3% of accomodation bookings are made using mobiles.
If YouTube were a country it would be the third most populated place in the world.
85%
percentage of travellers who consider the internet their main source of travel planning.
25% of travellers booked a travel service because of an unexpected email.
70%
number of business travellers who use their mobile device to check-in for their flight or hotel.
50%
of hotel bookings made using hotel apps are made in the same location, as the hotel on the same day.
Reviews increase visitor browsing time on travel sites by between 50-100%
100%
9%
percentage of cruises booked online.
72% of travel brands do not use any social sharing!
Desktops & mobiles show different booking patterns. Highest on Friday for mobiles & Monday for desktops.


Social Media Influence on Travelers
I'm here
70%
update their Facebook status while on vacation
52%
of travelers have changed their original travel plans
50%
of travel companies surveyed agreed that direct bookings were generated from social media
46%
check in to a location (eg Facebook and FourSquare) while on vacation
33%
changed their hotel
10%
switched resorts
TRAVEL AGENT
10%
changed agent/ operator/website
7%
holidayed in a different country
5%
switched airlines

No Native Social Function Designed for Traveler Interaction

the opportunity

1.8 billion out of 7 billion people worldwide belong to the Millennial generation (age 18-34)

2015 Travel & Trends Report

Their desires run the globe

“Experiencing everyday life in another country’ and ‘increasing their knowledge’ are top travel motivations for Millennial travelers.”

2015 Travel & Trends Report

57% of U.S. Millennial travelers post pictures on social media networks hourly or daily on vacation



Believe in Authenticity & Engagement

Value Human to Human Connection





Socially Connected Natives

Timing is Everything


Increase in travel budget
1 in 3 travelers are planning to spend more in 2016 than last year.
Reviews and reputation more important than ever
Online reviews rank second only to price as the most important factor considered by travelers looking for accommodations.
2016 TRENDS
HOSPITALITY
& TRAVEL
More healthy options for travelers
This year's TripAdvisor TripBarometer shows that travelers continue to recognize the importance of treating themselves to travel.
Traveling for the experience, culture, and adventure
69 percent of global travelers plan to try something new this year.
Tech to shape travel
More than 3 in 4 travelers agree that their smart-phones are "very important, even critical."
ReviewTrackers

Budgets on the Rise

Reviews & reputation at a premium

Experience cultures & adventure

Travel means tech

Be The Difference.

Promote **human connectivity** through the aggregation of **authentic cultural content**


OHIA N WA ADZWEN
PEPSI


But how?...

Digital Reach


IN HOUSE
BRANDING


Strategic Partnerships:
The Key To Effective
BUSINESS
DEVELOPMENT


SEO


DIGITAL MARKETING
AUTOMATED:
Programmatic Display
Search
Video
Social
DEMAND GEN
MANUAL:
Lead Gen
Call Gen
Events
Content Syndication
Third-Party Media
Offline Data Lists
MARKETING CLOUD
AUTOMATED:
Websites
Marketing Automation
Customer Database/CRM
E-Commerce
Data Systems
CUSTOMER


GEO-TARGETED CONTENT

Authentic Cultural Content

User-submitted content

Original literary journalism

Geotag technology


The Bean
@swanny
Shop till you drop
@ShAdams
Kafka's Prague
@StephOGC
Chicago Style!
@zleandra
Citizen Map
See where people live and travel, all around the world.
Africa • Antarctica • Asia • Europe • North America • Oceania • South America

Social Platform Connecting Travelers + Locals


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Learn and adventure with other Global Citizens
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Bordeaux, France
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New York, USA
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Jaipur, India
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Johannesburg, South Africa
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Kiev, Ukraine
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Berlin, Germany
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Brenden
Brenden Dougherty
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Chicago, USA
42 articles
1,731 followers
136 following
Celebrate in Paris
Leisure • 7/8/2016
Exploring the Great Wall
Travel • 7/3/2016
Global farming techniques
Culture • 6/27/2016
Night time photography
Art • 6/23/2016
Backpacking the world
Culture • 6/18/2016
Dreamscape destinations
Travel • 6/14/2016
Surviving Tinseltown
Film • 6/8/2016
Grounding back in nature
Leisure • 6/2/2016

the experience

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The Bean
@swanny
Shop till you drop
@ShAdams
Kafka's Prague
@StephOGC
Chicago Style!
@zleandra
Beautiful sunset
@hmhamil
It's showtime
@bepeace
Rain vibes
@Nuiny
Blues all night
@chance

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Exploring the Great Wall
Global farming techniques



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Brenden
Analytics
Audience engagement
Reach
Post clicks
Favorites
1182
744
321
Demographic
Male
42%
Female
58%
18 - 25
12%
26 - 35
48%
36 - 50
23%
51 - 65+
17%
Top interests
Italy - 83%
Coastal cities - 17%
Audience location
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Internal Analytics for Premium & Business Accounts

Explore the Content




Local Flavors
There's no better way to learn about local cultures than by diving into a new dish.
Read More
JULY 19, 2016


Exit 42 Street Times Sq Port Authority
40 Street Broadway Exit
87

Local content by locals

Curated content for each user

Interactive mobile app geo-tagged for content consumption on the go

the revenue model

Premium Accounts

Travel industry businesses promoting directly to consumers



Promote
Target audience
Followers
Followers and their followers
Custom audience
Location
North America
Interests
Italy, wine, coastal cities, fine art
Age
24 - 32
Gender
All
Customize audience
Budget
$25.00
Estimated reach
800 - 1290 people
of 280,000
Duration
7 days
Cancel
Promote

Blog professionally + promote posts with a paid account



Analytics
Audience engagement
Reach
Post clicks
Favorites
1182
744
321
Demographic
Male
42%
Female
58%
18 - 25
12%
26 - 35
48%
36 - 50
23%
51 - 65+
17%
Top interests
Italy - 83%
Coastal cities - 17%
Audience location
Mexico
Cancel
Report

Native Advertisements


Search OneGlobe Citizen
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Connect
cuisine, travel, leisure, music, etc.
Target audience
Citizens
Explorers
Guides
Chloe Nuinez
72 144
Mark Swanson
39 193
Sarah Adams
2,404 282
Chance Leon
2,404 282
The Bean
@swanny
Shop till you drop
@ShAdams
Jeep vs. the Rockies
@JeepUSA
Chicago Style!
@zleandra
Beautiful sunset
@hmhamil
It's showtime
@bepeace
Rain vibes
@Nuiny
Blues all night
@chance
About • Stewards • Advertisement • Call for Submission

Products and services for travel-hungry adventurers (vehicles, gear, food, etc.)

Sponsored Content



Shop till you drop
@ShAdams
Modern winging
@zopz_manny
Chicago Style!
@zleandra
It's showtime
@bepeace
Trekking Essentials
@theCLYMB
Blues all night
@chance

Content created by companies that are authentic + tailored for our users

Sale of Original Content



HollandHerald
RYANAIR
SEVILLE
sky
open skies
NOPE LETS GO IN AND FIND SOMEONE WHO CAN.
CAN ANYONE READ?
NO
Smile
Are we there, Viet?
go
THE BIG 100
HOW TO TACKLE SUPER BOWL XLVI
enRoute
YYC
Voyager
indwe
Soul City
Exploring the streets of Soweto
magazin
QANTAS
Salt of the earth
KiaOra

Exclusive content for in-flight, travel, and lifestyle publications

Partnerships

T+SG MEDIA NETWORK

HOSTELLING INTERNATIONAL

Visit.ORG

StoryCorps

the cultureist

TRAVEL MASSIVE

flykt

COUNTRY ARCHER EST 1977 JERKY CO

Culture With Travel

Digging deeper into the cultural aspects of travel.

the accomplishments



Raised initial seed funding

1871

Accepted into 1871 startup incubator (largest in North America)

Developed two-year business strategy


process
investment
communication
Strategy
vision
development
people
teamwork
finance
plan
solution
$ €
revenue
marketing

Designed prototype





OneGlobe Citizen

Trademarked OGC brand

the ask

$625,000



3%
7%
7%
22%
61%
Working Capital
Platform Development
Financing
Content Produciton
Marketing

*Financing: servicing existing debt & cost to raise next round of capital

the team

Team

CEO - Brenden Dougherty



COO - David Soto



CTO - Igor Polevoy



CCO - Mandy Yoh



Sr. Editor - Steph Jurusz



Let's Talk

www.OneGlobeCitizen.com
www.IamtheGlobe.com

Brenden@OneGlobeCitizen.com
(312) 919-9368

OneGlobe Citizen

www.OneGlobeCitizen.com